TRILOGY INTERNATIONAL PARTNERS INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2017

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	March 31,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$187,276	$21,154
Accounts receivable, net	66,575	71,273
Equipment Installment Plan ("EIP") receivables, net	18,422	20,246
Inventory	24,396	20,440
Prepaid expenses and other current assets	28,085	27,159
Total current assets	324,754	160,272
Property and equipment, net	385,245	393,565
License costs and other intangible assets, net	109,387	113,054
Goodwill	9,394	9,294
Long-term equipment installment plan receivables	8,362	12,738
Other assets	21,265	17,281

Total assets	$858,407	$706,204

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY/MEMBERS' DEFICIT
Current liabilities:
Accounts payable	$31,104	$45,827
Construction accounts payable	15,633	17,869
Current portion of debt	6,198	8,796
Customer deposits and unearned revenue	21,216	22,727
Other current liabilities and accrued expenses	147,227	128,807
Total current liabilities	221,378	224,026

Long-term debt	574,978	591,151
Deferred income taxes	3,480	2,744
Other non-current liabilities	37,759	37,168
Total liabilities	837,595	855,089
Commitments and contingencies

Mezzanine Equity
Redeemable Class A Units	-	96,956
Total mezzanine equity	-	96,956
Shareholders' equity/members' deficit
Common shares and additional paid in capital; no par value, unlimited authorized, 44,177,149 shares issued and outstanding as of March 31, 2017	364	-
Members' investment	-	275,602
Accumulated deficit	(37,658)	(598,141)
Accumulated other comprehensive income	4,495	6,151
Total Trilogy International Partners shareholders' deficit/members' deficit	(32,799)	(316,388)
Noncontrolling interests	53,611	70,547
Total shareholders' equity/members' deficit	20,812	(245,841)
Total liabilities, mezzanine equity and shareholders' equity/members' deficit	$858,407	$706,204

On behalf of the Board:
/s/ Mark Kroloff	/s/ Anthony Lacavera	/s/ Nadir Mohamed
Mark Kroloff	Anthony Lacavera	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended March 31,
	2017	2016

Revenues
Wireless service revenues	$134,797	$125,367
Wireline service revenues	13,419	8,571
Equipment sales	39,009	38,553
Non-subscriber international long distance and other revenues	3,473	3,354
Total revenues	190,698	175,845

Operating expenses

Cost of service, exclusive of depreciation, amortization and accretion shown separately	54,514	52,401
Cost of equipment sales	43,236	45,179
Sales and marketing	24,133	23,873
General and administrative	30,267	24,536
Depreciation, amortization and accretion	27,238	24,853
Loss on disposal and abandonment of assets	136	211
Total operating expenses	179,524	171,053
Operating income	11,174	4,792

Other expenses
Interest expense	(19,001)	(15,326)
Other, net	(765)	(1,894)
Total other expenses, net	(19,766)	(17,220)
Loss from continuing operations before income taxes	(8,592)	(12,428)
Income tax expense	(2,736)	(2,051)
Loss from continuing operations	(11,328)	(14,479)
Gain from discontinued operations, net of tax	-	50,321
Net (loss) income	(11,328)	35,842
Less: Net loss (income) attributable to noncontrolling interests and prior controlling interest	5,410	(35,842)
Net loss attributable to Trilogy International Partners Inc.	$(5,918)	$-

Comprehensive income (loss)
Net (loss) income	$(11,328)	$35,842
Other comprehensive income:
Foreign currency translation adjustments	1,667	1,202
Net gain on derivatives	118	236
Other comprehensive income	1,785	1,438
Comprehensive (loss) income	(9,543)	37,280
Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	1,809	(37,280)
Comprehensive loss attributable to Trilogy International Partners Inc.	$(7,734)	$-

Net loss attributable to Trilogy International Partners Inc. per share for period from February 7, 2017 through March 31, 2017:
Basic and Diluted (see Note 10 – Earnings per Share)	$(0.14)

Weighted average common shares:
Basic and Diluted	42,501,813

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Changes in Shareholders' Deficit/Members' Deficit
(US dollars in thousands, except shares)
(unaudited)

	Trilogy International Partners LLC				Trilogy International Partners Inc.
	Members'										Total
	Investment		Accumulated					Accumulated			shareholders'
	and		Other		Common Shares		Additional	Other		Non-	equity/
	Mezzanine	Accumulated	Comprehensive	Noncontrolling			Paid-In	Comprehensive	Accumulated	Controlling	members
	Equity	Deficit	Income (Loss)	Interests	Shares	Amount	Capital	Income (Loss)	Deficit	Interest	deficit
Balance, December 31, 2015	$371,349	$(600,249)	$4,270	$67,574	-	$-	$-	$-	$-	$-	$(157,056)
Net income (loss)	-	36,244	-	(402)	-	-	-	-	-	-	35,842
Other comprehensive income	-	-	987	451	-	-	-	-	-	-	1,438
Changes in noncontrolling interest	-	-	-	305	-	-	-	-	-	-	305
Balance as of March 31, 2016	371,349	(564,005)	5,257	67,928	-	-	-	-	-	-	(119,471)

Balance, December 31, 2016	372,558	(598,141)	6,151	70,547	-	-	-	-	-	-	(148,885)
Trilogy LLC Loan Conversion	(4,528)	-	98	4,430	-	-	-	-	-	-	-
Net (Loss) income through transaction date	-	(2,703)	-	1,637	-	-	-	-	-	-	(1,066)
Other comprehensive income through date of Arrangement	-	-	4,126	2,269	-	-	-	-	-	-	6,395
Member Contribution	1,400	-	-	-	-	-	-	-	-	-	1,400
Changes in noncontrolling interest	-	-	-	143	-	-	-	-	-	-	143
Balance prior to Arrangement with Alignvest	369,430	(600,844)	10,375	79,026	-	-	-	-	-	-	(142,013)
Share exchange with 2degrees noncontrolling interests	4,785	-	1,528	(7,713)	-	-	-	-	-	-	(1,400)
Sale of common shares	-	-	-	-	44,177,149	-	202,159	-	-	-	202,159
Purchase of Trilogy LLC units by TIP Inc., net of issuance costs	191,449	-	-	-		-	(199,287)	-	-	-	(7,838)
Initial allocation of noncontrolling interest of Trilogy LLC C units (redeemable units)	(565,664)	600,844	(11,903)	(71,313)	-	-	(2,872)	6,311	(15,780)	60,377	-
Share purchase warrants reclassified to liability	-	-	-	-	-	-	-	-	(15,298)	-	(15,298)
Dividend declared on March 21, 2017	-	-	-	-	-	-	331	-	(662)	-	(331)
Equity based compensation	-	-	-	-	-	-	33	-	-	372	405
Net Loss from Arrangement date to March 31, 2017	-	-	-	-	-	-	-	-	(5,918)	(4,344)	(10,262)
Other comprehensive loss from Arrangement date to March 31, 2017	-			-	-		-	(1,816)	-	(2,794)	(4,610)
Balance as of March 31, 2017	$-	$-	$-	$-	44,177,149	$-	$364	$4,495	$(37,658)	$53,611	$20,812

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Three Months Ended March 31,
	2017	2016
Operating activities:
Net (loss) income	$(11,328)	$35,842
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	2,815	2,037
Depreciation, amortization and accretion	27,238	24,869
Equity-based compensation	544	181
Loss on disposal and abandonment of assets	136	215
Non-cash interest expense, net	1,263	1,374
Settlement of cash flow hedges	(561)	(479)
Non-cash loss from change in fair value on cash flow hedges	675	1,796
Unrealized loss (gain) on foreign exchange transactions	1,224	(249)
Deferred income taxes	712	66
Gain on disposal of discontinued operations	-	(52,810)
Changes in operating assets and liabilities:
Accounts receivable	1,803	3,248
EIP receivables	6,882	(666)
Inventory	(3,878)	2,130
Prepaid expenses and other current assets	(8,461)	(1,631)
Other assets	(4,621)	185
Accounts payable	(13,115)	(11,771)
Other current liabilities and accrued expenses	5,009	(4,618)
Customer deposits and unearned revenue	(1,688)	373
Net cash provided by operating activities	4,649	92
Investing activities:
Purchase of property and equipment	(12,878)	(25,913)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	34,125
Changes in restricted cash and other	829	5,014
Net cash (used in) provided by investing activities	(12,049)	13,226
Financing activities:
Proceeds from equity issuance, net of issuance costs	199,267	-
Payments of debt	(56,247)	(24,062)
Proceeds from debt	34,482	22,653
Capital contributions from members	1,400	-
Payment of financed license obligation	(4,362)	-
Purchase of shares from noncontrolling interest	(1,400)	-
Net cash provided by (used in) financing activities	173,140	(1,409)
Net increase in cash and cash equivalents	165,740	11,909
Cash and cash equivalents, beginning of quarter (1)	21,154	64,993
Effect of exchange rate changes	382	46

Cash and cash equivalents, end of quarter	$187,276	$76,948

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (“Alignvest”), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”), was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization, therefore Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of period ended and for the periods ended prior to the acquisition are presented as the historical financial statements of TIP Inc. prior to the date of the acquisition. As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

To effect the Arrangement, the following organizational transactions occurred prior to or concurrent with the consummation of the Arrangement:

•

On January 9, 2017, Trilogy LLC converted an outstanding intercompany loan balance into 10,920,280 shares of Two Degrees Mobile Limited, its New Zealand subsidiary (“2degrees”) in full repayment of the outstanding $13.9 million loan balance. The conversion increased Trilogy LLC’s ownership in 2degrees by 1% from 62.9% to 63.9%. The carrying amounts of the noncontrolling interest attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

On February 7, 2017, Trilogy LLC indirectly acquired noncontrolling interests in 2degrees in exchange for common shares of TIP Inc. (the “Common Shares”) and $1.4 million in cash. The transaction increased Trilogy LLC’s ownership in 2degrees from 63.9% to 73.3%. The carrying amounts of the noncontrolling interests attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

Trilogy LLC’s equity structure was recapitalized into 157,339,668 Class A Units (the “Trilogy LLC Class A Units”), 44,177,149 Class B Units (the “Trilogy LLC Class B Units”) and 39,142,787 Class C Units (the “Trilogy LLC Class C Units”). The Trilogy LLC Class A Units have nominal economic value, and represent 100% of the voting rights in Trilogy LLC and do not participate in any appreciation in the value of Trilogy LLC. The Class B and Class C Units possess the economic interests in Trilogy LLC. The recapitalization was effected through amendments to the Trilogy LLC amended and restated Limited Liability Company Agreements (the “Trilogy LLC Agreement”).

•

Trilogy LLC issued the new Class A Units and Class B Units to TIP Inc. or a wholly owned subsidiary of TIP Inc. in exchange for $199.3 million of cash, representing the remaining proceeds from TIP Inc.’s 2015 initial public offering along with private placements that closed concurrently with the Arrangement, net of certain redemptions and expenses of TIP Inc. As a result of the exchange, TIP Inc. acquired, directly or indirectly, all the voting interests and a 53.0% equity interest in Trilogy LLC. The number of Class B Units issued and outstanding is equal to, and at all times is required to be equal to, the number of outstanding Common Shares of TIP Inc. See Note 9 – Equity.

•

The Class C Units were issued to the legacy equity holders of Trilogy LLC and can be redeemed by the holder thereof for, at Trilogy LLC’s option, Common Shares on a one-for-one basis or for cash equal to the fair market value of Common Shares as of the date of redemption. The redemption rights of the Class C Unit holders are subject to lock-up provisions of up to 24 months. The economic interest of the Trilogy LLC Class C Units is pro rata to those of the Trilogy LLC Class B Units which are held by TIP Inc. The Class C Unit holders have a 47.0% equity interest in Trilogy LLC. As a result of the arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and consolidates Trilogy LLC. A noncontrolling interest is recorded in the Consolidated TIP Inc. financial statements for the Class C Unit holders’ interests in Trilogy LLC.

•

TIP Inc.’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. The Special Voting Share was issued to the trustee under a voting trust agreement and entitles the Class C Unit holders to exercise their voting rights in TIP Inc. on an as converted basis. The Common Shares and the Special Voting Share vote together as if they were a single class of shares.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

•

The 13,402,685 share purchase warrants of Alignvest were deemed to be amended to be a share purchase warrants to acquire Common Shares. Additionally, the warrants were reclassified from equity to a liability, as the warrants were determined to be written options not indexed to the Common Shares. See Note 9 – Equity for more details.

•

As a result of the transaction, TIP Inc. is subject to income tax in both the U.S. and Canada. The losses generated by TIP Inc. from the date of the transaction are offset by a full valuation allowance.

As a result of these organization transactions and consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Trilogy LLC is a provider of wireless voice and data communications in New Zealand and Bolivia including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. Trilogy LLC’s services are provided under Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. Trilogy LLC also provides fixed broadband communications to business and residential customers in New Zealand.

Below is a brief summary of each of the Company’s operations:

New Zealand:

2degrees was formed under the laws of New Zealand on February 15, 2001. 2degrees holds is licensed through November 2022, and has secured additional spectrum through November 2031, to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over a 2G, 3G and 4G network. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. Additionally, with the acquisition of Snap Limited (“Snap”) on April 30, 2015, 2degrees began offering fixed broadband communications services to residential and enterprise customers.

As of March 31, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.3% .

Bolivia:

In November 1999, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel provides voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia over the existing GSM network. NuevaTel’s 2G, 3G and 4G networks provide a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of March 31, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements include the accounts of the Company. All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2016 is derived from the audited Trilogy LLC financial statements at that date which should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Additional details on our reportable operating segments are included in Note 14 – Segment Information, of these Condensed Consolidated Financial Statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Summary of Significant Accounting Policies

Accounting Estimates:

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of sales and expenses during the reporting period. Estimates have been prepared using the most current and best available information; however, actual results could differ materially from those estimates.

Accounts Receivable, net:

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $6.2 million and $5.1 million as of March 31, 2017 and December 31, 2016, respectively.

Mezzanine Equity:

Three pre-arrangement Trilogy LLC Class A Unit holders had been granted rights to cause Trilogy LLC, under certain circumstances, to repurchase their equity interests in Trilogy LLC. The Company had recorded these Class A Units in the mezzanine equity section of the accompanying condensed consolidated balance sheet as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus their equity was reclassified from mezzanine equity to equity as of March 31, 2017.

Warrant Liability:

The Company’s issued and outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to the Common Shares. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Condensed Consolidated Balance Sheets. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The balance of the warrant liability was $15.3 million as of March 31, 2017. Any change in fair value of these warrants during the reporting period is recorded as a component of Other, net on the Company’s Condensed Consolidated Statements of Operations. The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrant as of the reporting date. The change in fair value for the three months ended March 31, 2017 was immaterial.

Recently Issued Accounting Standards:

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company”, we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02 related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will result in the recognition of significant right to use assets and lease liabilities in our Condensed Consolidated Balance Sheets. Our evaluation is continuing, with a focus on our accounting for cell site, office, and retail leases as well as our review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our Condensed Consolidated Financial Statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In May 2014, the FASB issued ASU 2014-09 related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual reporting periods beginning after December 15, 2017 and for interim periods within annual reporting periods beginning after December 15, 2017. For all other organizations, the standard will take effect for annual reporting periods beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. Early application is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. We expect the standard to impact the methods used to reserve for discounts, refunds and other customer incentives, which may impact the timing of revenue recognition. Our review is in its preliminary stage with a focus on evaluating our customer contracts, systems, and overall interpretations. At this time, we are unable to conclude if the standard will have a material impact on our Condensed Consolidated Financial Statements, and we will continue to evaluate the additional impact that this ASU will have on them. Furthermore, the updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption and we continue to evaluate our method of adoption of this ASU.

NOTE 2 – DISCONTINUED OPERATIONS

Trilogy Dominicana:

In March 2015, the Company committed to a plan to sell its subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations have been classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations.” The Company ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On March 23, 2016, the sale of Trilogy Dominicana was completed and the Company received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, are no longer available to the Company.

There were no assets and liabilities related to discontinued operations as of March 31, 2017 and December 31, 2016.

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

For the three months ended March 31, 2016, the Company recognized revenues of $7.5 million, net loss of $2.5 million, gain on sale of discontinued operations of $52.8 and gain from discontinued operations, net of tax, of $50.3 million related to Trilogy Dominicana. In addition, for the three months ended March 31, 2016, there was Net cash provided by operating activities of $0.2 million and Net cash used in investing activities of $0.5 million related to Trilogy Dominicana.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 3 – PROPERTY AND EQUIPMENT

	March 31, 2017	December 31, 2016
Land, buildings and improvements	$9,061	$8,998
Wireless communication systems	701,175	685,562
Furniture, equipment, vehicles and software	150,689	111,690
Construction in progress	22,710	61,246
	883,635	867,496
Less: accumulated depreciation	(498,390)	(473,931)
Property and equipment, net	$385,245	$393,565

Depreciation expense was $22.3 million and $20.2 million for the three months ended March 31, 2017 and 2016, respectively.

Advances to equipment vendors are included in Other assets and totaled $6.2 million and $6.9 million as of March 31, 2017 and December 31, 2016, respectively.

Supplemental cash flow information:

The Company acquired $0.3 million and $0.3 million of property and equipment through current and long-term debt during the quarters ended March 31, 2017 and 2016, respectively.

The Company acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment on the Condensed Consolidated Statements of Cash Flows of $2.4 million, and $2.5 million for the three months ended March 31, 2017 and 2016, respectively.

NOTE 4 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

There were no accumulated goodwill impairments as of March 31, 2017 and December 31, 2016. Changes in the Company’s goodwill balance for the three months ended March 31, 2017 and 2016 were related to foreign currency adjustment and were not material.

The Company’s license costs and other intangible assets consisted of the following:

		As of March 31, 2017			As of December 31, 2016

		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net
License costs	7 - 20 years	$187,906	$(85,910)	$101,996	$186,626	$(81,700)	$104,926
Subscriber relationships	7 years	13,076	(7,875)	5,201	12,937	(5,399)	7,538
Other	6 -14 years	3,595	(1,405)	2,190	3,581	(2,991)	590
Total		$204,577	$(95,190)	$109,387	$203,144	$(90,090)	$113,054

Amortization expense was $4.5 million and $4.3 million for the three months ended March 31, 2017 and 2016, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

New Zealand:

On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”), which expires in 2031, for $44.0 million NZD ($30.8 million based on the exchange rate at March 31, 2017). TIRS has made this spectrum available to 2degrees, which will use such spectrum in connection with its provision of future 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. The first installment on the long-term payable of $10.3 million NZD ($8.2 million based on the exchange rate at the date of payment) was paid in October 2014 by the Company on behalf of TIRS. TIRS is obligated to make four additional annual installment payments along with accrued interest commencing in December 2016. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. On September 14, 2016, a request to defer the December 2016 annual payment until March 2017 was granted by the government of New Zealand. In March 2017, the Company paid such deferred installment, on behalf of TIRS in the amount of $10.5 million NZD ($7.3 million based on the exchange rate at the date of payment of which $2.9 million was accrued interest).

As of March 31, 2017, the outstanding current and long-term portion of the license obligation for the 700 MHz License recorded in other current liabilities and accrued expenses and other non-current liabilities was $6.1 million and $13.2 million, respectively. Future maturities of the license obligation as of March 31, 2017 are as follows:

Years ending December 31,
2017	6,056
2018	6,407
2019	6,779
Total	$19,242

On October 25, 2013, Trilogy International South Pacific LLC (“TISP”), the owner of the equity interests in TIRS and a wholly owned subsidiary of Trilogy LLC, and 2degrees entered into agreements pursuant to which, subject to certain conditions, 2degrees would have the right to acquire and TISP would have the right to cause 2degrees to acquire, the capital stock of TIRS in the future along with assuming the remaining license obligations to the government of New Zealand. TISP may exercise this right so long as the exercise thereof would not cause 2degrees to be in violation of any of its covenants under its senior debt facility agreement, dated August 5, 2015, among 2degrees and its existing lenders (the “Senior Facilities Agreement”) or its credit facility, dated January 28, 2011, with Huawei Technologies (New Zealand) Company Limited (“Huawei”).

On November 3, 2016, the agreement between TISP and 2degrees, entered on October 25, 2013, was amended to permit 2degrees to prepay, in full or in part, amounts payable to acquire the capital stock of TIRS. Payments made under the amended agreement are subject to 2degrees board approval. A prepayment, eliminated on the consolidated financial statements, was made by 2degrees to TISP in the amount of $7.4 million on November 9, 2016 under the amended agreement. The activities of TISP and TIRS are consolidated within Trilogy LLC with all intercompany amounts eliminated upon consolidation.

NOTE 5 – EIP RECEIVABLES

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table summarizes the unbilled EIP receivables:

	March 31, 2017	December 31, 2016
EIP receivables, gross	$29,633	$36,403
Unamortized imputed interest	(1,985)	(2,327)
EIP receivables, net of unamortized imputed interest	$27,648	$34,076
Allowance for doubtful accounts	(864)	(1,092)
EIP receivables, net	$26,784	$32,984

Classified on the balance sheet as:	March 31, 2017	December 31, 2016
Equipment installment plan receivables, net	$18,422	$20,246
Long-term equipment installment plan receivables	8,362	12,738
EIP receivables, net	$26,784	$32,984

The Company categorizes unbilled EIP receivables as prime and subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, the Company uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and service plan characteristics. We periodically assess the proprietary scoring system. Prime subscriber receivables are those with lower delinquency and eligible for sale to a third party. Subprime subscribers are those with higher delinquency and those who are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

	March 31, 2017	December 31, 2016
Prime	$21,916	$28,902
Subprime	7,717	7,501
Total EIP receivables, gross	$29,633	$36,403

The EIP receivables had weighted average imputed interest rates of 6.89% and 6.93% as of March 31, 2017 and December 31, 2016, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended March 31,
	2017	2016
Beginning balance of EIP receivables, net	$32,984	$28,467
Additions	13,802	16,788
Billings and payments	(9,048)	(7,166)
Sales of EIP receivables	(12,007)	(8,619)
Foreign currency translation	483	323
Change in allowance for doubtful accounts and imputed interest	570	(416)
Total EIP receivables, net	$26,784	$29,377

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Sales of EIP Receivables:

The following table summarizes the impact of the sales of the EIP receivables in the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
EIP receivables derecognized	$12,007	$8,619
Cash proceeds	(10,566)	(7,403)
Reversal of unamortized imputed interest	(810)	(646)
Reversal of allowance for doubtful accounts	(360)	(259)
Pre-tax loss on sales of EIP receivables	$271	$311

NOTE 6 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

	Fair Value Measurement as of March 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Forward exchange contracts	$237	$-	$237	$-
Total assets	$237	$-	$237	$-

Liabilities:
Warrant Liability	$15,298	$15,298	$-	$-
Interest rate swaps	1,987	-	1,987	-
Total liabilities	$17,285	$15,298	$1,987	$-

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurement as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Forward exchange contracts	$1,145	$-	$1,145	$-
Total assets	$1,145	$-	$1,145	$-

Liabilities:
Interest rate swaps	$1,984	$-	$1,984	$-
Total liabilities	$1,984	$-	$1,984	$-

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The fair value of interest rate swaps are measured using quotes obtained from a financial institution for similar financial instruments. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the quoted market price of the publicly traded warrants as of the balance sheet date.

There were no transfers between levels within the fair value hierarchy during the three months ended March 31, 2017.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017	December 31, 2016

Carrying amount, excluding unamortized discount and
deferred financing costs	$589,636	$609,644
Fair value	$590,355	$616,168

For the quarter ended March 31, 2017 and fiscal year ended 2016, we did not record any material other-than-temporary impairments on financial assets and liabilities required to be measured at fair value on a nonrecurring basis.

NOTE 7 – DEBT

The Company’s long-term and other debt as of March 31, 2017 and December 31, 2016 consisted of the following:

	March 31, 2017	December 31, 2016
Trilogy LLC 2019 Notes	$431,800	$450,000
New Zealand Senior Facilities Agreement due 2018	132,112	133,101
Bolivian Syndicated Loan due 2021	22,532	23,158
Other	3,192	3,385
	589,636	609,644
Less: unamortized discount	(3,457)	(3,931)
Less: deferred financing costs	(5,003)	(5,766)
Total debt	581,176	599,947
Less: current portion of debt	(6,198)	(8,796)
Total long-term debt	$574,978	$591,151

Trilogy LLC 2019 Notes:

On April 26, 2016, Trilogy LLC entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which Trilogy LLC agreed to issue and sell to the Initial Purchaser $450 million aggregate principal amount of senior secured notes, in an offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The sale of the senior secured notes (the “Trilogy LLC 2019 Notes”) was funded on May 6, 2016.

The proceeds of $445.5 million, net of discount of $4.5 million, were used to fund Trilogy LLC’s April 22, 2016 offer to purchase any and all of the previously outstanding Trilogy LLC senior secured notes due 2016 and to discharge any of such notes that remained outstanding following such offer.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Trilogy has the option of redeeming the Trilogy LLC 2019 Notes, in whole but not in part, upon not less than 30-days and not more than 60-days notice as follows:

•	Prior to November 15, 2016, at 100% plus a "make whole" premium
•	On or after November 15, 2016 but prior to May 15, 2017, at 106.688%
•	On or after May 15, 2017, at 100%

On or after May 15, 2017, Trilogy LLC may redeem up to 35% of the original outstanding principal amount at 100% with the proceeds of a public equity offering. Upon election of any early redemption option, Trilogy LLC is required to pay accrued and unpaid interest on the Trilogy LLC 2019 Notes being redeemed.

In connection with the Arrangement, Trilogy LLC and the holders of the Trilogy LLC 2019 Notes agreed to amend the indenture for the Trilogy LLC 2019 Notes, among other things, (i) to permit Trilogy LLC to consummate the Arrangement and the transactions to be entered into in connection therewith without such Arrangement and related transactions constituting a “Change of Control” under the indenture, and (ii) to permit Alignvest (now TIP Inc.), on the one hand, and Trilogy LLC and its subsidiaries, on the other hand, to enter into certain transactions from and after the consummation of the Arrangement. Trilogy LLC and the trustee under the indenture executed a First Supplemental Indenture (the “First Supplemental Indenture”) setting forth such amendments. Such First Supplemental Indenture became binding and effective on November 22, 2016 upon execution by Trilogy LLC, the trustee and the guarantors thereunder, and became operative upon the closing of the Arrangement, from such date of execution, upon the confirmation to the trustee that the Arrangement had been consummated and that Alignvest and/or certain other affiliates of the Company invested in the aggregate a minimum of $125 million in the Company since November 1, 2016 or in connection with the consummation of the Arrangement. The First Supplemental Indenture also contained a covenant requiring Trilogy LLC to set aside not less than $125 million of the cash invested by Alignvest and/or the affiliates of the Company since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Trilogy LLC 2019 Notes or to pay interest thereon, and requiring Trilogy LLC to use commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Trilogy LLC 2019 Notes or (ii) pay interest on the Trilogy LLC 2019 Notes that is scheduled to be paid between the closing date of the Arrangement and July 31, 2017. Upon consummation of the Arrangement, Trilogy LLC set aside a minimum of $125.0 million as required by the First Supplement Indenture.

In February 2017, the Company repurchased $18.2 million of the Trilogy LLC 2019 Notes and paid accrued interest of $0.7 million. The Company recognized a $0.5 million premium as interest expense on the Condensed Consolidated Statements of Operations for the three months ended March 31, 2017 related to the prepayment.

The Trilogy LLC 2019 Notes are secured by a first priority lien on the equity interests of certain of the Company’s direct wholly owned domestic subsidiaries. Certain categories of intercompany and third party indebtedness owed to Trilogy LLC or its subsidiaries must also be pledged to secure the Trilogy LLC 2019 Notes; however, there are no such forms of indebtedness subject to the pledge requirement as of March 31, 2017. The indenture governing the Trilogy LLC 2019 Notes contains various covenants that restrict, among other things: incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations.

See Note 15 – Subsequent Events.

Covenants:

As of March 31, 2017, the Company was in compliance with all of its debt covenants.

Liquidity:

As of March 31, 2017, the Company had approximately $187.3 million in cash and cash equivalents of which $15.6 million are held by our foreign subsidiaries. For the three months ended March 31, 2017, the net loss attributable to TIP Inc. was $5.9 million and cash flow provided by operating activities was $4.6 million. The Company had positive working capital of $103.4 million as of March 31, 2017. The current and historical operating cash flows, current cash and working capital balances, and forecasted obligations of the Company were considered in connection with management’s evaluation of the Company’s ongoing liquidity, and the existing cash resources are expected to provide adequate funding for investment in network assets and to provide capital sufficient to meet ongoing obligations for the next 12 months.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 8– DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the New Zealand Bank Bill Reference Rate (“BKBM”) and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $2.0 million and $1.8 million as of March 31, 2017 and December 31, 2016, respectively. As of March 31, 2017, the total notional amount of these agreements was $162.5 million NZD or $113.6 million (using the exchange rate as of March 31, 2017). The agreements have effective dates from March 31, 2014 through September 30, 2019 and termination dates from June 30, 2017 to September 30, 2021.

In January 2017, the Company terminated its domestic interest rate swap agreements and the $1.0 million pledged as collateral as of December 31, 2016 was returned to the Company. This restricted cash was included in Prepaid expenses and other current assets on our Condensed Consolidated Balance Sheet as of December 31, 2016.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended March 31,
	2017	2016

Non-cash (loss)/gain from change in fair value recorded in other, net	$(557)	$(1,560)
(Loss)/gain reclassified from comprehensive income (loss) to other, net	$(118)	$(72)

Net cash settlement	$(561)	$(479)

Forward Exchange Contracts:

At March 31, 2017, 2degrees had various short-term forward exchange contracts to sell $11.1 million NZD and buy $8.0 million to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended March 31, 2017, various short-term forward exchange contracts reached maturity to sell $30.7 million NZD and buy $22.1 million USD and $0.2 million EUR. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred. Foreign exchange losses were recognized in Other, net during the three months ended March 31, 2017 and 2016 and were not material. The Company had assets, included in Prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $0.2 million and $1.1 million as of March 31, 2017 and December 31, 2016, respectively.

NOTE 9 – EQUITY

TIP Inc. Capital Structure

Upon completion of the Arrangement, TIP Inc.’s authorized share structure consisted of two classes of shares, namely Common Shares and the Special Voting Share as follows:

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of March 31, 2017, TIP Inc. had 44,177,149 Common Shares outstanding. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote for shareholders. The Common Shares and the Special Voting Share, described below, vote together as if they were a single class of shares, except as provided in the Business Corporations Act (British Columbia) (“BCBCA”), by law or by stock exchange rules.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after C$1.00 is distributed to the holder of the Special Voting Share.

Special Voting Share of TIP Inc.

TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Trilogy LLC Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. At such time as there are no Trilogy LLC Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of the Common Shares.

Warrants

At March 31, 2017, TIP Inc. had 13,402,685 warrants outstanding, with an exercise price of C$11.50. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to the Common Shares. The fair value of the warrants reclassified from Accumulated deficit in shareholders’ equity to a liability was based on the number of warrants outstanding at the Arrangement date and the closing quoted market prices of the publicly traded warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Condensed Consolidated Balance Sheets. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss within Other, net in the Condensed Consolidated Statement of Operations. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Forfeitable Founders Shares

At March 31, 2017, the Company had issued 1,675,336 Common Shares (“Forfeitable Founders Shares”) that are subject to forfeiture on February 7, 2022, unless the closing price of the Common Shares exceeds C$13.00 (as adjusted for stock split or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

Dividend Declared:

On March 21, 2017, the TIP Inc. Board declared a dividend of C$0.02 per Common Share. The dividend is payable to common shareholders of record as of April 28, 2017 and is expected to be paid on May 12, 2017. Eligible Canadian holders of Common Shares who participate in the Company’s dividend reinvestment plan have the right to acquire additional Common Shares at 95% of the volume-weighted average of the daily closing price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of additional Class C Units will be issued on an economically equivalent terms to the holders of Trilogy LLC Class C Units.

Trilogy LLC Capital Structure:

As a result of the Arrangement, the equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units

The Class A Units possess all the voting rights under the Trilogy LLC Agreement, have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of March 31, 2017, there were 157,339,668 Trilogy LLC Class A Units outstanding.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Class B Units

TIP Inc. indirectly holds the Class B Units of Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings LLC (“Trilogy Intermediate Holdings”). The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of March 31, 2017, there were 44,177,149 Class B Units outstanding. The economic interests of the Class B Units in Trilogy LLC are pro rata with the Class C Units.

Class C Units

The Class C Units are held by the members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units in Trilogy LLC are pro rata with the Class B Units. Class C Unit holders have the right to require Trilogy LLC to redeem any or all of such Trilogy LLC Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, after the expiration of a Lock-up Period (as defined below), the form of consideration to be determined by Trilogy LLC. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. As of March 31, 2017, there were 39,142,787 Trilogy LLC Class C Units outstanding. Additionally, there were 192,130 restricted Trilogy LLC Class C Units granted to an employee on December 31, 2016 and unvested as of March 31, 2017. These restricted Class C Units vest over a 4 year period, with one-fourth of the award vesting on each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

Generally, no holder of Trilogy LLC Class C Units may transfer any series of Trilogy LLC Class C Units during the following periods, measured from the date of consummation of the Arrangement, being February 7, 2017 (each, a “Lock-Up Period”):

(i)	Class C-1 Units: 24 months (8,562,722 are outstanding);
(ii)	Class C-2 Units: 12 months (8,623,153 are outstanding); and
(iii)	Class C-3 Units: 180 days (21,956,912 are outstanding).

NOTE 10– EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and TIP Inc. Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The components of basic and diluted earnings per share were as follows:

Period February 7, 2017
through
March 31, 2017(1)
(in thousands, except per share amounts)
Numerator:
Net loss attributable to TIP Inc. – basic and diluted	$(5,918)

Denominator:
Basic and diluted weighted average shares outstanding	42,501,813

Net loss per share:
Basic and diluted	$(0.14)

(1)Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to the noncontrolling interests or prior controlling interest.

The following table includes shares that may be dilutive potential Common Shares in the future. These shares were not included in the computation of diluted earnings per share because the effect was either anti-dilutive or the service condition was not met:

February 7, 2017
through March 31,
2017
Trilogy LLC Class C Units – redeemable for Common Shares	39,142,787
Warrants	13,402,685
Forfeitable shares	1,675,336
Unvested Trilogy LLC Class C Units	192,130
Shares excluded from calculation of diluted net loss	54,412,938

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of accumulated other comprehensive income is presented below:

	March 31, 2017	December 31, 2016
Cumulative foreign currency translation adjustment	$4,495	$6,269
Unrealized loss on derivative instruments	-	(118)
Total accumulated other comprehensive income	$4,495	$6,151

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and loss is allocated to the noncontrolling interests based on the respective governing documents.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	March 31, 2017	December 31, 2016
2degrees	$20,886	$22,092
NuevaTel	50,473	48,771
Trilogy International Partners LLC	(17,612)	-
Salamanca Solutions International LLC	(136)	(316)
Noncontrolling interests	$53,611	$70,547

As a result of the consummation of the Arrangement, there are noncontrolling interests in Trilogy LLC presented in the table above for the period ended March 31, 2017. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Commitments:

The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with Trilogy LLC’s Consolidated Financial Statements and related notes for the year ended December 31, 2016. The disclosures below relate to purchase commitments with significant events occurring during the three months ended March 31, 2017.

New Zealand:

Handsets

In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016). As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at March 31, 2017) of its advertising budget per contract year to related marketing. As of March 31, 2017, the approximate obligation outstanding for handset purchases under this purchase agreement, based on the exchange rate at that date, is $153.3 million. We have not reduced the commitment for potential rebates.

Huawei

As of March 31, 2017, 2degrees had an outstanding commitment with Huawei for technical support and spare parts maintenance, software upgrades, products, and professional services through the year 2019 in the amount of $18.8 million. 2degrees also has submitted purchase orders to Huawei in the amount of $5.2 million, based on the exchange rate at March 31, 2017, for other equipment and services, which the Company expects to be fulfilled through 2017.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel has agreed to provide NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of March 31, 2017, the minimum purchase commitment with Telecel was $29.1 million.

NuevaTel also has purchase commitments of $44.4 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising through the year 2033 which are not significant individually.

Contingencies:
General:

The Company’s international subsidiaries are subject to the laws and regulations governing telecommunications services in effect in each of the countries in which they operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The financial statements reflect certain assumptions based on laws, regulations and customary practices currently in effect in each of the various countries. The Company cannot predict what future laws and regulations might be passed or other event might occur that could have a material effect on its investments or results of operations. Further, certain of the countries in which the Company has investments have experienced, or may experience, political and social instability. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In addition to issues specifically discussed elsewhere, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters:

Under Bolivia’s telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Although the law specifies, in compliance with the Bolivian constitution, that carriers’ vested rights under their existing concessions will be preserved, the Bolivian government may attempt to use its powers under the new telecommunications law to impose burdensome obligations on NuevaTel or seek to expand its ability to impose fines or revoke NuevaTel’s license. The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (“ATT”) issued a proposed replacement contract template to NuevaTel in March 2016. NuevaTel submitted comments on the draft to the ATT in 2016. The ATT also recently renewed licenses held by NuevaTel’s competitors and NuevaTel has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel. However, the Company may not know precisely how the renewal process will affect NuevaTel until NuevaTel’s license approaches its scheduled expiration in November 2019.

NuevaTel’s network has experienced numerous outages or service degradation events, most notably the following outages: in January 2015, August 2015 (two separate events), October 2015, May 2016, June 2016, October 2016 (two separate events), January 2017 (four separate events), March 2017 (two events) and April 2017 (two events). NuevaTel has voluntarily compensated the customers affected by many of these outages and service degradations, except in cases where service interruptions were minimal in scope. The ATT is investigating several outages to determine if they were unforeseeable or if they could have been avoided by NuevaTel. The Company is currently assessing its exposure to possible regulatory sanctions with respect to these and other investigations that the ATT might initiate in the future.

With respect to one of the August 2015 outages (in the town of San José de Chiquitos), the ATT has assessed a fine against NuevaTel of $4.5 million. NuevaTel has appealed the ATT’s decision to the Ministry of Public Works, Services and Housing (Public Works Ministry), the regulator’s supervising entity, on grounds that the outage resulted from an unforeseeable software malfunction and that, consequently, it should not be subject to a significant fine. NuevaTel intends to contest the imposition of any such fine vigorously, thus no amount has been accrued in our Condensed Consolidated Balance Sheets.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. Based on the information available to the Company, as of December 31, 2015, $0.2 million was recorded as the probable loss amount. However, a decision by the Supreme Court of Bolivia, dated July 13, 2016, authorized the ATT to collect any fine confirmed by the Ministry of Public Services, notwithstanding the fact that the fine might still be the subject of an appeal in the Bolivian courts. During the latter part of 2016, the ATT began to collect fines based on this authorization from the Bolivian Supreme Court. Thus, NuevaTel has increased its accrual during the third quarter of 2016 to an accrual of $2.2 million, representing its estimate of the most likely exposure as of March 31, 2017. NuevaTel will continue to appeal the assessment of the $2.2 million fine.

NOTE 14 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The table below presents financial information for our reportable operating segments and reconciles total segment Adjusted EBITDA to Loss from continuing operations before income taxes:

	Three Months Ended March 31,
	2017	2016
Revenues
New Zealand	$124,092	$106,373
Bolivia	66,530	69,316
Unallocated Corporate & Eliminations	76	156
Total revenues	$190,698	$175,845

Adjusted EBITDA
New Zealand	$22,293	$14,972
Bolivia	20,721	17,916

Equity-based compensation	(544)	(181)
Acquisition and other nonrecurring costs	(1,055)	-
Depreciation, amortization and accretion	(27,238)	(24,853)
Loss on disposal and abandonment of assets	(136)	(211)
Interest expense	(19,001)	(15,326)
Other expense, net	(765)	(1,894)
Unallocated Corporate & Eliminations	(2,867)	(2,851)
Loss from continuing operations before income taxes	$(8,592)	$(12,428)

NOTE 15 – SUBSEQUENT EVENTS

On May 2, 2017, Trilogy LLC closed the private offering of US $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% of their face value. The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of the guarantors of the notes and a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees although as of the issue date there was no such indebtedness that was pledged. The Company applied the proceeds of this offering together with cash on hand to redeem and discharge all of their outstanding Trilogy LLC 2019 Notes and pay fees and expenses related to the offering. The Trilogy LLC 2022 Notes were offered in a private offering exempt from the registration requirements of the United States Securities Act of 1933, as amended.